UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

8100 South Mitchell Road

Eden Prairie, MN 55344-2488

Robinson Companies

Retirement Plan

Financial Statements for the Years Ended

December 31, 2004 and 2003, Supplemental

Schedule as of December 31, 2004, and

Independent Auditors’ Report

ROBINSON COMPANIES RETIREMENT PLAN

Page
A. Financial Statements and Schedule:

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500—

Schedule H, Part IV, Line 4i—Schedule of Assets (Held At End of Year) as of December 31, 2004	10

B. Exhibits

23 Consent of Independent Registered Public Accounting Firm

INDEPENDENT AUDITORS’ REPORT

Advisory Committee

Robinson Companies Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robinson Companies Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche

June 29, 2005

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Non-interest-bearing cash	$—	$31,256
Participant directed investments—at fair value	153,227,254	117,270,172

	153,227,254	117,301,428
Contributions receivable:
Employer	8,411,506	7,715,651
Participant	1,221	27,307
Accrued income	27,620	16,264

Total assets	161,667,601	125,060,650
LIABILITIES—
Overdraft balance	(20,637)

NET ASSETS AVAILABLE FOR BENEFITS	$161,646,964	$125,060,650

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS—
Additions to net assets attributed to:
Contributions:
Employer	$14,434,058	$12,791,154
Participant	10,299,636	8,600,598
Rollover	320,727	529,513
Net realized and unrealized appreciation in fair value of investments (Note 2)	12,055,388	22,088,670
Interest and dividend income	7,185,790	571,420

Total additions	44,295,599	44,581,355

DEDUCTIONS—
Deductions to net assets attributed to:
Benefits paid to participants	7,618,200	6,610,551
Administrative fees	91,085	97,083

Total deductions	7,709,285	6,707,634

NET INCREASE	36,586,314	37,873,721
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	125,060,650	87,186,929

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$161,646,964	$125,060,650

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

General—C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Operation of the Plan—The Plan is administered by officers/employees of the Company (the “Advisory Committee”). American Express Trust Company (“American Express” or the “trustee”) is the trustee and recordkeeper of the Plan. American Express is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to former participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company. All administrative expenses paid by the Plan are paid first from forfeitures.

Company Contributions—The Company makes both a discretionary profit sharing contribution and an employer matching contribution. The Board of Directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2004 and 2003. The Company made matching contributions of $6.023 million to the Plan in 2004 and $5.208 million in 2003.

The profit sharing amount is equal to 5% of total recognized compensation of eligible participants for 2004 and 2003. The Company added $8.411 million to the Plan as part of profit sharing in 2004, and $7.583 million in 2003.

Participation and Vesting—Each employee who has completed 1,000 hours of service within the plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit sharing portion of the plan on the first day of the following January or July. Each employee who has completed 60 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings portion of the Plan. An employee is eligible to participate in the matching contribution portion of the Plan upon completion of the same requirements as the profit sharing portion as outlined above. The Company makes a matching contribution equal to 100 percent of the participants’ contributions not to exceed four percent of eligible compensation.

Each participant may contribute up to 50% of his or her annual salary to the Plan up to a current year limit of $13,000. The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. The discretionary employer matching contribution is made by the plan employer. Amounts forfeited by former participants are first used to pay expenses and then may be allocated to each participant based on compensation during the year. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit sharing contributions vest over a five-year cliff vesting schedule, as detailed below.

When the participant has completed the following years of vesting service:	The vested portion of the participant’s employer profit sharing account will be:

Less than 5 years	0%
5 years or more	100%

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment; if the Plan is terminated; or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $380,782 and $481,244, respectively. These accounts may be used to reduce future employer contributions and pay plan expenses. During the year ended December 31, 2004, employer contributions were reduced by $38,138 from forfeited nonvested accounts.

Participant Notes Receivable—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with market-prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Distribution of Benefits—Upon termination of employment, retirement, reaching age 59 ½, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment.

2.	INVESTMENT OPTIONS

Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into eight different investment funds, the Company’s stock, or into self directed investment options.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2004	2003
American Express Trust Equity Index I	$33,837,455	$27,493,960
American Express Trust Income II	15,652,604	13,127,786
MFS Inst. International Equity Fund	22,007,112
Putnam International Equity Fund A		16,062,863
Hotchkis & Wiley Small Cap Value Fund	22,680,750
FMI Woodland Small Cap Value Fund		15,550,656
Boston Partners Mid-Cap Fund	18,592,183	13,500,663
American Express Trust Core Balanced II	14,096,830	11,888,272
C.H. Robinson Worldwide Inc. common stock	10,246,105

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
American Express Trust Equity Index I	$3,184,226	$5,980,492
Hotchkis & Wiley Small Cap Value Fund	1,437,613
Boston Partners Mid-Cap Fund	314,197	3,438,730
MFS Inst. International Equity Fund	2,278,301
American Expess Trust Core Balanced II	1,018,180	1,787,763
UM Small Cap Growth Fund	(373,590)
C.H. Robinson Worldwide Inc. common stock	3,105,449	856,327
Phoenix-Seneca Mid-Cap “Edge” Fund	315,806	657,046
American Express Trust Income II	492,358	496,068
FMI Woodland Small Cap Value Fund		3,455,207
Pimco Opportunity Fund		1,094,272
Putnam International Equity Fund A		3,390,028
Duncan Hurst Aggressive Growth Fund		33,090
C.H. Robinson Retirement Co.’s Self-Directed Account	282,848	899,647

Net appreciation of investments	$12,055,388	$22,088,670

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments—Investments in mutual funds are recorded at fair market value as determined by the trustee through reference to quoted market data. Investments in common collective trusts (“CCTs”) are valued at fair market value by the trustee. Underlying investments in CCTs are valued at quoted market prices if available. Underlying investments in guaranteed investment contracts and synthetic contracts are valued at contract value in accordance with Statement of Position 94-4, Reporting of Investment

Contracts Held by Health and Welfare Plans and Defined Contribution Plans. Investment income represents earned interest and dividends. Net appreciation consists of realized gains or losses and unrealized appreciation and depreciation. Realized gains or losses are computed based on the difference between the sales proceeds and the fair values of those investments at the beginning of the year, or the cost if purchased during the year. Unrealized appreciation and depreciation is computed based on changes in the fair value of investments between years.

4.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Company and plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

The Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

6.	PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the accounts managed by American Express qualify as exempt party-in-interest transactions. The Plan also holds 184,548 and 138,766 shares in C.H. Robinson Worldwide Inc. common stock as of December 31, 2004 and 2003, respectively. In addition, the Plan recorded $89,366 and $46,033 in dividend income from the investment in C.H. Robinson Worldwide Inc. common stock as of December 31, 2004 and 2003, respectively.

7.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8·	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2004	2003
Net assets available for benefits per the financial statements	$161,646,964	$125,060,650
Deemed loan activity	(22,353)	(41,193)

Net assets available for benefits per Form 5500	$161,624,611	$125,019,457

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Benefits paid to participants per financial statements	$7,618,200	$6,610,551
Add deemed participant loans		48,456
Less reversal of deemed distribution	(18,855)

Distributions per Form 5500	$7,599,345	$6,659,007

Income per financial statement	$19,241,178	$22,660,090
Deemed loan activity	(15)	6,959

Income per Form 5500	$19,241,163	$22,667,049

*     *     *     *     *     *

SUPPLEMENTAL SCHEDULE

ROBINSON COMPANIES RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2004

(EIN #41-0680048) Plan #001

Description	Current Value

American Express Trust Income II*	$15,652,604

American Express Trust Core Balanced II*	14,096,830

American Express Trust Equity Index I*	33,837,455

Hotchkis & Wiley Small Cap Value Fund	22,680,750

UM Small Cap Growth Fund	4,350,184

Phoenix-Seneca Mid-Cap “Edge” Fund	4,870,316

MFS Inst. International Equity Fund	22,007,112

Boston Partners Mid-Cap Fund	18,592,183

C.H. Robinson Worldwide Inc. common stock*	10,246,105

C.H. Robinson Retirement Co.’s Self-Directed Account:
ABM AMRO Veredus Aggressive Growth N	34,970
AXP S&P 500 Index Fund (Class E)	56,265
American Century Real Estate Fund	163,078
American Century Strategic Allocation Agg fund	11,177
Ariel Fund	45,592
Ariel Appreciation Fund	15,850
Artisan International Investor Shares	184,262
Baron Growth Fund	68,704
Baron Small Cap Fund	22,963
Buffalo Small Cap Fund	21,150
Columbia Real Estate Equity Fund	8,771
Commonwealth Australia/New Zealand	3,750
Dodge & Cox Balanced Fund	32,627
Dodge & Cox Income Fund	14,243
Dodge & Cox Stock Fund	285,189
Gabelli Gold Fund	52,327
Gabelli Utilities Fund	7,802
Harbor International Fund	119,625
Harbor Capital Appreciation (Instl)	110,244
Harbor International Growth Fund	28,211
Oakmark Fund	199,942
Oakmark Equity and Income Fund (I)	42,762

ROBINSON COMPANIES RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2004

(EIN #41-0680048) Plan #001

Description	Current Value

Heartland Value Fund	$17,418
Icon Energy Fund	17,757
Icon Financial Fund	11,947
Icon Healthcare Fund	29,801
Icon Leisure & Consumer Staples Fund	17,056
Icon Telecommunication & Utilities Fund	8,048
Icon Information Technology Fund	37,102
Janus Mid Cap Value Fund	20,923
Janus Flexible Income Fund	10,991
Janus High Yield Fund	9,377
Janus Enterprise Fund	10,440
Leuthold Core Investment Fund	82,780
Longleaf Partners Fund	23,985
Loomis Sayles Global Bond Fund	11,578
Managers Special Equity Fund	34,367
Managers International Equity Fund	39,264
Managers Fremont Micro Cap Managers Fund	27,048
Marsico Growth Fund	36,687
The Merger Fund	31,503
Neuberger Berman High Income Bond Fund	43,847
Oak Assocs White Oak Growth Stock Fund	7,432
Oak Value Fund	16,413
Clipper Focus Fund	14,641
PBHG Mid Cap Fund	11,873
PBHG Large Cap Fund	13,409
PIMCO Pea Renaissance Fund	119,423
PIMCO CCM Capital Appreciation Fund	5,752
PIMCO Foreign Bond Fund (USD-HEDGED)	48,047
PIMCO Total Return Fund	39,577
PIMCO Real Return Fund	28,998
PIMCO High Yield Fund	6,559
Payden Global Fixed Income Fund	25,117
Payden Core Bond Fund	21,510
PIMCO RCM Global Healthcare Fund	15,979
PIMCO Commodity Real Return Strat Fund	56,409
Rainier Core Equity Portfolio	18,672
Rainier Small/Mid Cap Equity Port	47,241
Reserve Primary Fund Cl A	43,053
T. Rowe Price Blue Chip Growth Fund	15,427
T. Rowe Price New Asia Fund	3,633
Royce Total Return Fund (Invest)	45,488
Rydex Series - Juno Fund	7,408

ROBINSON COMPANIES RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2004

(EIN #41-0680048) Plan #001

Description	Current Value

SSGA Tuckerman Active REIT Fund	$11,764
Security Capital U.S. Real Estate SHS	16,876
Selected American Shares Inc.	97,939
SIT Developing Markets Growth Fund	38,088
Sound Shore Fund	49,089
TCW Galileo Select Equities Fund	118,382
Third Avenue Small-Cap Value Fund	76,607
Thompson Plumb Growth Fund	18,304
Turner Small Cap Growth Fund	45,495
Turner Midcap Growth Fund	16,413
Tweedy, Browne Global Value Fund	54,424
Tweedy, Browne American Value Fund	20,393
Vanguard Wellesley Income Fund	52,123
Weitz Partners Value Fund	18,837
The Yacktman Fund	8,304

3,306,522
Participant Notes Fund, 4.0% to 10.5%, 1/15/05 - 9/15/2004*	3,362,839

American Express Trust Money Market II*	224,354

$153,227,254

*	Party-in-interest investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner Treasurer

Date: June 29, 2005